Invesco Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 27, 2018

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust II—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to Invesco Emerging Markets Currency Hedged Low Volatility ETF (formerly, PowerShares Emerging Markets Currency Hedged Low Volatility Portfolio), a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
501	September 10, 2015	0001193125-15-316916
511	October 9, 2015	0001193125-15-341009
520	November 6, 2015	0001193125-15-369525
525	December 4, 2015	0001193125-15-394972
529	December 30, 2015	0001193125-15-417006
530	January 28, 2016	0001193125-16-441006
531	February 26, 2016	0001193125-16-479881
536	March 25, 2016	0001193125-16-517767
539	April 22, 2016	0001193125-16-551654
540	May 20, 2016	0001193125-16-597030
543	June 17, 2016	0001193125-16-624419
547	July 15, 2016	0001193125-16-649037
550	August 12, 2016	0001193125-16-680209
555	September 9, 2016	0001193125-16-706122
558	October 7, 2016	0001193125-16-733574
564	November 4, 2016	0001193125-16-759727
573	December 2, 2016	0001193125-16-783386
578	December 29, 2016	0001193125-16-806443
585	January 27, 2017	0001193125-17-021049
588	February 24, 2017	0001193125-17-055654
592	March 24, 2017	0001193125-17-094915
601	April 21, 2017	0001193125-17-132062
605	May 19, 2017	0001193125-17-176144
609	June 16, 2017	0001193125-17-205459
617	July 14, 2017	0001193125-17-228273
620	August 11, 2017	0001193125-17-255529
624	September 8, 2017	0001193125-17-280121
632	October 6, 2017	0001193125-17-305291
638	November 3, 2017	0001193125-17-332223
642	December 1, 2017	0001193125-17-358596

646	December 29, 2017	0001193125-17-382748
651	January 26, 2018	0001193125-18-021107
657	February 23, 2018	0001193125-18-055342
666	March 23, 2018	0001193125-18-093339
674	April 20, 2018	0001193125-18-124087
685	May 18, 2018	0001193125-18-167373
690	June 15, 2018	0001193125-18-194326

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments. If you have any questions, please contact Mark Greer at (312) 964-3505. Thank you.

Very truly yours,

Invesco Exchange-Traded Fund Trust II

By:	/s/ Anna Paglia
Anna Paglia
Secretary